Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197767
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 3 DATED OCTOBER 31, 2017
TO THE PROSPECTUS DATED SEPTEMBER 1, 2017
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 1, 2017 as supplemented by Supplement No. 1, dated September 1, 2017 and Supplement No. 2, dated October 13, 2017 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	the repayment of a mortgage loan; and

•	information about our dispositions of real property.

Repayment of Mortgage Note
On October 25, 2017, we repaid a $75.0 million mortgage note secured by Centerton Square (defined below), subject to an interest rate spread of 2.25% over one-month LIBOR and a maturity date of July 10, 2019, with proceeds from the disposition of Centerton Square.

Dispositions of Real Property
On October 17, 2017, we disposed of an office property in Silicon Valley, CA comprising 143,000 net rentable square feet ("Jay Street") to an unrelated third party. We sold Jay Street, which had a net basis of approximately $30.9 million as of September 30, 2017, for a total sales price of $44.9 million. Jay Street was 100% leased as of September 30, 2017.
On October 25, 2017, we disposed of a retail property in Philadelphia, PA comprising 426,000 net rentable square feet ( "Centerton Square") to an unrelated third party. We sold Centerton Square, which had a net basis of approximately $75.8 million as of September 30, 2017, for a total sales price of $129.6 million. Centerton Square was 100% leased as of September 30, 2017.
After giving effect to the disposition transactions above and other real property acquisition and disposition activity during the three months ended September 30, 2017, the following summarizes our investments in real properties as of October 26, 2017:

	Geographic Markets	Number of Properties	Net Rentable Square Feet	Aggregate Fair Value (1)
Office properties	12	15	3,286	$1,144,650
Industrial properties	4	4	1,389	86,550
Retail properties	8	32	3,325	877,850
Real properties	19 (2)	51	8,000	$2,109,050

(1)	Aggregate fair value based on our estimated fair value of these investments as of September 30, 2017.

(2)	The total number of our geographic markets does not equal the sum of the number of geographic markets by segment, as we have more than one segment in certain geographic markets.

The chart below shows the allocations of our real property investments across geographic regions within the continental United States as of October 26, 2017. Percentages in the chart correspond to our fair value as of September 30, 2017. Any market for which we do not show a corresponding percentage of our total fair value comprises 1% or less of the total fair value of our real property portfolio.